FORM 10-QSB

                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C.  20549


               Quarterly Report Under Section 13 or 15 (d)
                  of the Securities Exchange Act of 1934



                  For Quarter Ended September 30, 1999

                     Commission File Number 2-96271-B



                        CAS MEDICAL SYSTEMS, INC.

          (Exact name of registrant as specified in its charter)


       Delaware                                     06-1123096

(State or other jurisdiction of                     (I.R.S. employer
incorporation of organization)                      identification no.)



          44 East Industrial Road, Branford, Connecticut  06405

                 (Address of principal executive offices)
                                (Zip Code)


                              (203) 488-6056

           (Registrant's telephone number, including area code)


Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15 (d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                 YES [X]     NO [ ]

Indicate the number of shares outstanding of each of the issuer's classes of common stock, as of the latest practicable date.

 Common Stock, $.004 par value:  9,346,777 shares as of September 30,
1999.

                    PART I.  -  FINANCIAL INFORMATION






     The financial statements included herein have been prepared by CAS Medical Systems, Inc. (the "Company"), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. While certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations, the Company believes that the disclosures made herein are adequate to make the information presented not misleading. It is recommended that these condensed financial statements be read in conjunction with the financial statements and notes thereto included in the Company's Annual Report filed on Form 10-KSB for the year ended December 31, 1998.


     In the opinion of the Company, all adjustments necessary to present fairly the financial position of CAS Medical Systems, Inc. as of September 30, 1999, and the results of its operations and its cash flows for the three months and nine months ended September 30, 1999 and 1998 have been included.

                         CAS MEDICAL SYSTEMS, INC.

                               BALANCE SHEETS

                                          (Unaudited)          (Audited)
                                      September 30, 1999   December 31, 1998

ASSETS
Current Assets:
  Cash and cash equivalents                $2,408,372          $1,442,342
  Accounts receivable, net of allowance
    for doubtful accounts                   1,246,409             895,699
  Inventory                                   892,827             948,293
  Deferred tax assets                          94,500              94,500
  Other current assets                         33,817              79,711
                                           ----------           ---------
    Total current assets                    4,675,925           3,460,545
                                           ----------           ---------
Property and Equipment
  Land and improvements                       535,000             535,000
  Building and improvements                 1,379,590           1,379,590
  Machinery and equipment                   1,199,662           1,151,946
  Construction in progress                     26,346                   -
                                          -----------           ---------
                                            3,140,598           3,066,536

  Less-Accumulated depreciation               829,527             704,849
                                          -----------           ---------
                                            2,311,071           2,361,687

Other Assets                                    2,900               2,901
                                           ----------           ---------
Total assets                               $6,989,896          $5,825,133
                                           __________           _________

               The accompanying notes to financial statements
                  are an integral part of these statements

                         CAS MEDICAL SYSTEMS, INC.

                               BALANCE SHEETS

                                          (Unaudited)         (Audited)
                                      September 30, 1999   December 31, 1998

LIABILITIES AND SHAREHOLDERS' EQUITY
Current Liabilities:
  Accounts payable                         $   257,817           $614,355
  Income taxes payable                         216,293            444,720
  Accrued payroll                               10,250            259,697
  Accrued professional fees                     21,480             90,500
  Accrued warranty                              20,000             20,000
  Current portion of long-term debt             33,000             10,000
  Line of credit                               400,000                  -
  Other accrued expenses                       111,012             46,673
                                            ----------           --------
    Total current liabilities                1,069,852          1,485,945
                                            ----------           --------
Long-term debt                               1,255,067                  -

Shareholders' Equity:
  Common stock, $.004 par value per share,
   19,000,000 shares authorized, 9,346,777
   shares issued and outstanding in 1999 and
   9,329,277 shares issued and outstanding
   in 1998.                                     37,387             37,317

  Additional paid-in capital                 2,703,369          2,697,364
  Retained earnings                          1,924,221          1,604,507
                                            ----------          ---------
  Total shareholders' equity                 4,664,977          4,339,188
                                            ----------          ---------
Total liabilities and
    shareholders' equity                  $  6,989,896         $5,825,133
                                            __________          _________

               The accompanying notes to financial statements
                  are an integral part of these statements


                             CAS MEDICAL SYSTEMS, INC.

                                STATEMENTS OF INCOME

                     FOR THE NINE MONTHS AND THREE MONTHS ENDED

                            SEPTEMBER 30, 1999 AND 1998
                                    (Unaudited)


                                      Nine Months Ended         Three Months
Ended
                                        September 30,              September
30,
                                       1999        1998          1999
1998
                                       ________________
________________
REVENUES:
  Net product sales                 $5,628,241  $5,210,630    $1,933,842
$1,724,165
  Licensing fees                       202,373     222,373        56,444
81,564
                                     ---------    ---------    ---------
---------
                                     5,830,614   5,433,003    $1,990,286
1,805,729

OPERATING EXPENSES:
  Cost of product sales              2,496,648   2,178,635       838,875
767,247
  Selling, general & administrative  2,378,185   2,072,316       836,222
689,235
  Research & development               425,810     410,463       158,762
139,226
                                     ---------   ---------     ---------
---------
  Operating income                     529,971     771,589       156,427
210,021
                                     ---------   ---------     ---------
---------
  INTEREST (EXPENSE) INCOME, net    (    6,257)     84,657         5,948
20,534
                                     ---------   ---------     ---------
---------
  Income Before Income Taxes           523,714     856,246       162,375
230,555

PROVISION FOR INCOME TAXES             204,000     343,000        63,000
93,000
                                     ---------   ---------     ---------
---------
  Net Income                        $  319,714  $  513,246    $   99,375 $
137,555
                                     _________   _________     _________
_________
Weighted average number of
  common shares outstanding:
  Basic                              9,343,147   9,329,277     9,346,777
9,329,277
                                     _________   _________     _________
_________
  Assuming dilution                  9,754,671   9,864,743     9,696,005
9,737,421
                                     _________   _________     _________
_________
Earnings per common share:
  Basic                                $0.03      $0.06         $0.01
$0.01
                                     _________   _________     _________
_________
  Assuming Dilution                    $0.03      $0.05         $0.01
$0.01
                                     _________   _________     _________
_________

                   The accompanying notes to financial statements
                      are an integral part of these statements

                        CAS MEDICAL SYSTEMS, INC.

                    STATEMENTS OF SHAREHOLDERS' EQUITY

          FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                           Additional
                      Common Stock          Paid-In        Retained
                     Shares  Amount         Capital        Earnings
                     ______________        __________    ___________
Balance,
  December 31,
   1997 (Audited)   9,329,277 $37,317      $2,697,364   $   788,255

Net income for
  nine months               -       -               -       513,246


                    --------- -------      ----------   ------------
Balance
 September 30,      9,329,277 $37,317      $2,697,364   $ 1,301,501
 1999 (Unaudited)   _________ _______      __________    ___________


                                           Additional
                       Common Stock         Paid-In        Retained
                      Shares  Amount        Capital        Earnings
                      ______________       __________    ___________
Balance,
  December 31,
   1998 (Audited)   9,329,277 $37,317      $2,697,364    $1,604,507

Issuance of Common
  Stock                17,500      70           6,005             -

Net income for
  nine months               -       -               -       319,714

                    --------- -------      ----------    ----------
Balance
 September 30,      9,346,777 $37,387      $2,703,369    $1,924,221
 1999 (Unaudited)   _________ _______      __________    __________

              The accompanying notes to financial statements
                 are an integral part of these statements

                          CAS MEDICAL SYSTEMS, INC.
                           STATEMENTS OF CASH FLOWS
            FOR THE NINE MONTHS ENDED SEPTEMBER 30, 1999 AND 1998
                                 (Unaudited)
                                                      September 30,
                                                   1999         1998
                                                __________   __________
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net Income                                   $  319,714   $    513,246
  Adjustments to reconcile net income
  to net cash (used in)/provided by
  operating activities:
    Depreciation and amortization                 124,678         84,443
    (Increase)/decrease in accounts
     receivable                                  (350,710)       125,914
    Decrease/(increase) in inventory               55,466       (231,393)
    Decrease in other current assets               45,895       ( 14,484)
    (Decrease) in accounts payable and
      accrued expenses                           (416,093)       314,735
                                                 ________        _______
    Net cash (used in)/provided by
     operating activities                        (221,050)       792,461

CASH FLOWS FROM INVESTING ACTIVITIES:
  Property and equipment expenditures            ( 74,062)    (1,325,329)
                                                 ________      _______
  Net cash (provided by) investing activities    ( 74,062)    (1,325,329)

CASH FLOWS FROM FINANCING ACTIVITIES:
  Note payable                                  1,255,067              -
  Proceeds from issuance of common stock            6,075              -
                                                _________      _______
  Net cash used in financing activities         1,261,142

  Net increase (decrease) in cash and
    cash equivalents                              966,030       (532,868)

CASH AND CASH EQUIVALENTS, at beginning
  of period                                     1,442,342      2,190,345
                                                _________      _________
CASH AND CASH EQUIVALENTS, at end of period    $2,408,372   $  1,657,477
                                               __________      _________
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for interest     $   62,927   $         34
  Cash paid during the period for income taxes $  163,850   $    277,262

                The accompanying notes to financial statements
                   are an integral part of these statements

                      CAS MEDICAL SYSTEMS, INC.

                    NOTES TO FINANCIAL STATEMENTS

                          SEPTEMBER 30, 1999
Note 1.  The Company:

     CAS Medical Systems, Inc., (the Company), was organized in 1984 primarily to serve neonatal and pediatric units in hospitals. Today, the Company is engaged in the business of developing, manufacturing and distributing diagnostic equipment and medical products for use in the health care and medical industry. These products are sold by the Company through its own sales force, via distributors and pursuant to original equipment manufacturer agreements internationally and in the United States.

Note 2.  Summary of Significant Accounting Policies:

     Cash and Cash Equivalents

     The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents.

     Inventory

     Inventory is stated at the lower of first-in, first-out (FIFO) cost or market. At September 30, 1999 and December 31, 1998, inventory consisted of the following:
                                  September 30,          December 31,
                                      1999                   1998

     Raw Material                  $522,394                $622,501
     Work-In-Process                119,505                  89,866
     Finished Inventory             250,928                 235,926
                                    -------                 -------

                                   $892,827                $948,293
                                    _______                 _______
     Property and Equipment

     Property and equipment are stated at cost. Property and equipment are depreciated, using the straight-line method based on the estimated useful lives of the assets which range from two to five years and the building which has a life of 20 years.

                        CAS Medical Systems, Inc.
            Notes to Financial Statements - September 30, 1999

Note 3.  Net Income Per Common Share:

The following tables summarize the Company's calculation of Basic and Diluted Earnings per Share ("EPS") for the three and nine month periods ended September 30, 1999 and 1998:

                                              Three Months Ended
                                              September 30, 1999
                                      ____________________________________
                                                Weighted Average
                                       Income        Shares      Per Share
                                     (Numerator)  (Denominator)    Amount
                                      ____________________________________
Basic EPS
  Income available to common
    stockholders                        $ 99,375   9,346,777        $.01

Effective of Dilutive Securities:
  Options                                             94,756
  Warrants                                           253,472
                                         _______   _________         ___

Diluted EPS                             $ 99,375   9,696,005        $.01
                                         _______   _________         ___


                                              Nine Months Ended
                                              September 30, 1999
                                      ____________________________________
                                                Weighted Average
                                       Income        Shares      Per Share
                                     (Numerator)  (Denominator)    Amount
                                      ____________________________________
Basic EPS
  Income available to common
    stockholders                        $319,714   9,343,147        $.03

Effective of Dilutive Securities:
  Options                                            112,416
  Warrants                                           299,108
                                         _______   _________         ___

Diluted EPS                             $319,714   9,754,671        $.03
                                         _______   _________         ___


                        CAS Medical Systems, Inc.
            Notes to Financial Statements - September 30, 1999

                                               Three Months Ended
                                               September 30, 1998
                                       ___________________________________
                                                Weighted Average
                                        Income        Shares     Per Share
                                      (Numerator) (Denominator)    Amount
                                       ___________________________________

Basic EPS
  Income available to common
    stockholders                        $137,555   9,329,277        $.01

Effective of Dilutive Securities:
  Options                                            115,048
  Warrants                                           293,096
                                         _______   _________         ___

Diluted EPS                             $137,555   9,737,421        $.01
                                         _______   _________         ___


                                               Nine Months Ended
                                               September 30, 1998
                                       ___________________________________
                                                 Weighted Average
                                        Income        Shares     Per Share
                                      (Numerator) (Denominator)    Amount
                                       ___________________________________

Basic EPS
  Income available to common
    stockholders                        $513,246   9,329,277        $.06

Effective of Dilutive Securities:
  Options                                            152,038
  Warrants                                           383,428
                                         _______   _________         ___

Diluted EPS                             $513,246   9,864,743        $.05
                                         _______   _________         ___

For the nine month periods ended September 30, 1999 and 1998, 307,000 and 198,000 options and 445,000 and 479,000 warrants, respectively, were excluded from the denominator in the calculation of Diluted EPS as the effect would be antidilutive.

                       CAS Medical Systems, Inc.
           Notes to Financial Statements - September 30, 1999

Note 4.  Debt:

At September 30, 1999, the Company had a line of credit with a Connecticut bank totalling $1,000,000. Borrowings under the line of credit bear interest at the prime rate plus .50%. At September 30, 1999 the amount outstanding under this line was $400,000. The bank has a first security interest in all assets of the Company and requires a compensating balance equal to 10% of the line of credit.

Note 5.  License Agreement:

On July 27, 1994, the Company entered into a four year licensing agreement with a major European manufacturer of patient monitors, granting a non-exclusive license to use the Company's blood pressure technology for a specific application, and allowing the exchange of technical know-how. During February 1997, the Company amended the original licensing agreement through the year 2000. As part of the agreement, the Company will receive license fees of $1,500,000 plus royalties, of which $1,100,000 in license fees has been received through September 30, 1999. The manufacturer has the option to extend the license to the year 2006 and only be liable for royalties. License fees are being recognized on a straight-line basis over the contract period.

Note 6.  Long-Term Debt

During November 1998, the Company relocated to a 24,000 square foot office, laboratory and manufacturing facility owned by the Company in Branford, Connecticut. Total cost of this new facility was approximately $1,933,000. The Company is the sole tenant of this new facility.

On January 19, 1999, the Company obtained a nineteen year, 7.25% fixed rate $1,310,000 mortgage from a local bank. The mortgage is secured by a first mortgage lien on the Company property consisting of 4.6 acres of land and the 24,000 square foot industrial building. The monthly payments, including interest, are approximately $11,000.


ITEM 2 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    Liquidity and Capital Resources

    At September 30, 1999, the Company's cash and cash equivalents totaled $2,408,372 compared to $1,442,342 at December 31, 1998. The Company's working capital totaled $3,606,073 on September 30, 1999, compared to $1,974,600 on December 31, 1998. The Company's increased cash position is primarily due to the $1,310,000 mortgage obtained during January, 1999.

                       CAS Medical Systems, Inc.

    At September 30, 1999, the Company had a line of credit with a Connecticut bank totaling $1,000,000. Borrowings under the line bear interest at the prime rate plus .50%. At September 30, 1999, the amount outstanding under this line was $400,000.

     The Company believes that the cash generated from operations and its bank line of credit will be sufficient to meet the Company's short-term liquidity needs.

    Results of Operations

    Net income for the nine month period ended September 30, 1999 was approximately $320,000 ($0.03 per share assuming dilution), compared to approximately $513,000 ($0.05 per share assuming dilution), for the same period of 1998. Net income for the third quarter of the current year was approximately $99,000 ($.01 per share assuming dilution), compared to approximately $138,000 ($0.01 per share assuming dilution), reported for the third quarter of 1998. The 1999 earnings performance was impacted by the investments incurred to increase personnel in the selling and marketing departments.

     The Company's revenues for the third quarter ended September 30, 1999 were approximately $1,934,000 as compared to approximately $1,724,000 for the comparable period in the prior year. Revenues for the nine month period ended September 30, 1999 reached approximately $5,628,000, compared to approximately $5,211,000 reported for the same period of 1998.
Revenues for 1999 reflect a significant increase of 43 percent for diagnostic equipment whereas disposable products decreased slightly from the prior year.

     Total cost of product sales as a percentage of net product sales was
44.3 percent for 1999 compared to 41.8 percent for 1998. The unfavorable impact is due primarily to product mix.

     Selling, general and administrative expenses were approximately $2,378,000 for the nine month period ended September 30, 1999 as compared to approximately $2,072,000 for the same period of 1998, an increase of $306,000 or 15 percent. This increase in expenses for 1999 is due primarily to additional personnel, both domestic and international.

     The provision for income taxes of $204,000 and $343,000 for the nine month period ended September 30, 1999 and 1998, respectively, represents state and federal income taxes.

     These factors and licensing revenues resulted in net income of approximately $320,000 for the period ended September 30, 1999, as compared to net income of approximately $513,000 for the comparable period in the prior year.

                        CAS Medical Systems, Inc.

                                 PART II

ITEM 3  EXHIBITS AND REPORTS

     (A)  Exhibits

          11. See Notes to Financial Statements Note 2, regarding computation of earnings per Share.

     (B)  Reports on Form 8-K
            None








                                SIGNATURES

Pursuant to the requirements of the Securities Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.


                                CAS MEDICAL SYSTEMS, INC.
                                Registrant



November 11, 1999                Louis P. Scheps
Date                            Louis P. Scheps
                                President and Chief Executive Officer
                                and Chief Financial Officer